SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March, 2023
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

CALL NOTICE

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp (“Company”), located at Rua Costa Carvalho, nº 300, in the City and State of São Paulo, hereby invites its Shareholders, according to paragraph 1 of article 5 of its Bylaws, to participate in the Company’s Annual and Extraordinary Shareholders’ Meetings (“AESM” or “Meetings”), to be held on April 28, 2023, at 11:00 a.m., in an exclusively digital format, through the Zoom Meetings platform, according to Resolution 81 of the Brazilian Securities and Exchange Commission (“CVM”), of March 29, 2022, as amended (“CVM Resolution 81/22”), to resolve on the following agenda:

ANNUAL SHAREHOLDERS’ MEETING

I.	Examine the management accounts, discuss, and vote on the Company’s financial statements for the fiscal year ended December 31, 2022, accompanied by the Annual Management Report, Independent Auditors’ Report, Fiscal Council’s Opinion, and Summarized Annual Report of the Audit Committee.

II.	Resolve on the allocation of the net income for the fiscal year ended December 31, 2022, and the distribution of dividends.

III.	Set the number of members to compose the Fiscal Council for a term of office until the 2024 Annual Shareholders’ Meeting.

IV.	Elect the members of the Fiscal Council for a term of office until the 2024 Annual Shareholders’ Meeting.

EXTRAORDINARY SHAREHOLDERS' MEETING

I.	Elect the members of the Board of Directors to fulfill the remaining term of office until the Annual Shareholders’ Meeting to be held in 2024, under paragraph 3 of article 141 of Law 6,404/76, and appoint the Chair of the Board of Directors.

II.	Resolve on the eligibility of the independent members of the Board of Directors regarding the rules established in the Novo Mercado Regulations of B3 S.A. – Brasil, Bolsa, Balcão.

III.	Appoint members for the Audit Committee.

IV.	Set the overall annual compensation of management, audit committee members, and fiscal council members for the 2023 fiscal year.

V.	Amend the Company’s Bylaws to include the following changes: (a) amend article 15 to (a.1) provide for the composition of the Executive Board of seven members; and (a.2) include paragraph 2, attributing to the Board of Directors the power to define the duties and functions of each Executive Officer through the Executive Board’s Internal Charter; (b) amend the single paragraph of article 16, article 17, and item I of article 21 to adjust the wording, indicating that the Executive Officer responsible for the financial area is also the investor relations officer; and (c) amend article 20, excluding paragraphs three to six, maintaining the powers of the CEO, under the terms of the current paragraph two, regulations on the duties and functions of the other Executive Officers will be defined by the Board of Directors, in the Internal Charter;

VI.	Consolidate the Company’s Bylaws.

Shareholder Information:

The Meetings will be held exclusively online, according to CVM Resolution 81/22, and Shareholders are allowed to participate (i) in person or by a proxy, through the electronic platform at the time defined for the AESM, or (ii) by sending voting instructions before the AESM is held, through the Remote Voting Form (“RVF”).

The rules and procedures for shareholders’ participation in the Meetings are detailed in the Manual for Participation in the Meeting, and the information about the matters to be resolved at the Meetings is detailed in the Management Proposal, both of which are available on the Company’s Investor Relations website (https://ri.sabesp.com.br/), and on the websites of B3 (www.b3.com.br) and the Brazilian Securities and Exchange Commission (https://www.gov.br/cvm/pt-br).

I.	Participation through the electronic platform

Shareholders who wish to participate in the Meetings via the digital platform made available by the Company shall send the documents necessary for participation, as described in the Manual for Participation in the Meeting, by 11:00 a.m. of April 25, 2023, to the Company’s headquarters, at Rua Costa Carvalho, nº 300, CEP: 05429-900, in the City and State of São Paulo, or email them to sabesp.ri@sabesp.com.br, to the care of the Superintendência de Captação de Recursos e Relações com Investidores.

It should be noted that the personal data and documents requested for accreditation and participation in the Meetings will be used exclusively for this purpose and will be processed according to article 7, item II, of Law 13,709/2018 (compliance with legal obligations), based on Brazilian Corporations Law and correlating regulations.

After analyzing and validating the documents, the Company will email Shareholders the access link to the AESM, including specific access instructions. Access to the AESM will be restricted to Shareholders and/or their representatives or proxies accredited within the term defined by the Company, who will receive an individual invitation with specific instructions to access the digital platform.

II.	Participation through Remote Voting Form

If Shareholders decide to participate in the AESM through a remote voting form, they must (a) send filling instructions of the Remote Voting Form to service providers for the collection and transmission of instructions for filling out these documents (custody agents or bookkeeping agent of the shares issued by the Company), provided that such instructions are received within up to seven (7) days before the Meetings; or (b) send the Remote Voting Form directly to the Company, provided that the instructions are received within seven (7) days before the AESM, and any Remote Voting Forms received by the Company after this deadline will be disregarded.

The submission of the Remote Voting Form to the custodian or bookkeeping agent shall comply with the applicable rules and procedures indicated by them, while the Remote Voting Forms directly sent to the Company shall be accompanied by the documents indicated in the Manual for Participation in the Meeting and addressed to the Company’s headquarters, at Rua Costa Carvalho, No. 300, in the city and state of São Paulo, or emailed to sabesp.ri@sabesp.com.br, to the care of the Superintendência de Captação de Recursos e Relações com Investidores.

Shareholders who send their Remote Voting Forms may participate in the Meetings via the digital system. However, should they exercise their voting right in real-time at the respective Meeting, their Remote Voting Forms will be fully disregarded and the votes cast during the Meeting will be considered valid.

III.	Requests for a Multiple Vote

To request the adoption of a multiple vote for the election of the Board of Directors’ members, according to CVM Resolution 70, of March 22, 2022, the applicants must represent at least 5% of the Company’s voting capital and may exercise this option up to 48 hours before the Meetings.

The Company emphasizes the importance that any requests for a multiple vote be made in advance to facilitate their processing by the Company and the participation of other Brazilian and foreign Shareholders.

São Paulo, March 27, 2023.

Mario Engler Pinto Junior

Chair of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: March 28, 2023

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.